SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

LSI Industries Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50216C108

(CUSIP Number)

ACCRETIVE CAPITAL MANAGEMENT, LLC

85 Wall Street

Madison, CT 06443

ACCRETIVE CAPITAL PARTNERS, LLC

85 Wall Street

Madison, CT 06443

ACCRETIVE CAPITAL ASIA, LLC

85 Wall Street

Madison, CT 06443

RICHARD E. FEARON, JR.

85 Wall Street

Madison, CT 06443

(203) 482-5805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,578 Shares[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,578 Shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,578 Shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON OO

_____________

1 Includes 1,434,905 shares held directly by Accretive Capital Partners, LLC and 31,673 shares held directly by Accretive Capital Asia, LLC, of which Accretive Capital Management, LLC is the manager.

2

1	NAME OF REPORTING PERSONS Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,434,905 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,434,905 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,905 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.53%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Accretive Capital Asia, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,673 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,673 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,673 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,597,329[2]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,597,329[2]
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,329[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.16%
14	TYPE OF REPORTING PERSON IN

___________

2 Includes 1,434,905 shares held directly by Accretive Capital Partners, LLC and 31,673 shares held directly by Accretive Capital Asia, LLC, of which Accretive Capital Management, LLC is the manager, and Mr. Fearon is the managing member of Accretive Capital Management, LLC.

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock (the “Shares”) of LSI Industries Inc., an Ohio corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10000 Alliance Road, Cincinnati, Ohio 45242.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Accretive Capital Partners, LLC, an Illinois limited liability company (“ACM”), as the managing member of ACP and ACA, with respect to the Shares beneficially owned by it;

(ii)	Accretive Capital Asia, LLC, an Delaware limited liability company (“ACA”), with respect to the Shares beneficially owned by it;

(iii)	Accretive Capital Management, LLC, an Illinois limited liability company (“ACM”), as the managing member of ACP and ACA, with respect to the Shares beneficially owned by it; and

(iv)	Richard E. Fearon, Jr., individually and as the managing member of ACM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by the Reporting Persons.

(b) The address of the principal office of each Reporting Person is c/o Accretive Capital Management, LLC, 85 Wall Street, Madison, Connecticut 06443.

(c) The principal business of ACP and ACA is serving as a private investment fund. The principal business of ACM is serving as the managing member of ACP and ACA. The principal business of Mr. Fearon is serving as the managing member of ACM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fearon is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by ACP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,434,905 Shares owned beneficially by ACP is approximately $6,787,644, including brokerage commissions.

The Shares purchased by ACA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 31,673 Shares owned beneficially by ACA is approximately $140,000, including brokerage commissions.

The Shares purchased by Mr. Fearon were purchased with personal funds in open market purchases. The aggregate purchase price of the 130,751 Shares owned directly by Mr. Fearon is approximately $639,300, including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein:

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, seeking to meet with members of senior management and/or members of the Board, communicating publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally, purchasing additional Shares, selling some or all of their Shares, engaging in hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation: changes in the composition of the Issuer’s board of directors or management, engaging in proxy contests, changes to the Issuer’s certificate of incorporation or bylaws, initiating a tender offer to gain control of the Issuer, restructuring the Issuer’s capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

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Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,937,670 Shares outstanding, as of April 30, 2019, which is the total number of Shares outstanding cited in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 2019.

A. ACM:

(a)	Amount beneficially owned: 1,466,578

Percentage: 5.65%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,466,578 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,466,578

(c)	The transactions in the Shares by the affiliates of ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference

B. ACP:

(a)	Amount beneficially owned: 1,434,905

Percentage: 5.53%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,434,905
3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,434,905

(c)	The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference

C. ACA:

(a)	Amount beneficially owned: 31,675

Percentage: 0.12%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,675 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 31,675

(c)	The transactions in the Shares by ACA during the past sixty days are set forth in Schedule A and are incorporated herein by reference

D. Mr. Fearon

(a)	Amount beneficially owned: 1,597,329

Percentage: 6.16%

(b)	1. Sole power to vote or direct vote: 1,597,329
2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition 1,597,329 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference

An aggregate of 1,597,329 Shares, constituting approximately 6.16 % of the Shares outstanding, are reported in this Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. The principal business of ACP and ACA is serving as a private investment fund. The principal business of ACM is serving as the managing member of ACP and ACA. The principal business of Mr. Fearon is serving as the managing member of ACM.

Item 7. Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 24, 2019

ACCRETIVE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.
Title:	Managing Member

ACCRETIVE CAPITAL PARTNERS, LLC
By: Accretive Capital Management, LLC, its managing member

By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.
Title:	Managing Member

ACCRETIVE CAPITAL ASIA, LLC
By: Accretive Capital Management, LLC, its managing member

By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.
Title:	Managing Member

RICHARD E. FEARON, JR.

/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC

24,739	3.43	4/24/2019
1,600	3.23	4/26/2019
12,671	3.37	4/29/2019
8,416	3.40	4/30/2019
9,600	3.44	5/1/2019
496	3.47	5/2/2019
290	3.47	5/3/2019
18,403	3.40	5/6/2019
1,155	3.47	5/8/2019
6,945	3.47	5/9/2019
1,461	3.47	5/10/2019
18,521	3.43	5/13/2019
1,224	3.30	5/14/2019
746	3.35	5/15/2019
8,100	3.39	5/16/2019
400	3.36	5/20/2019
8,145	3.54	5/21/2019
11,716	3.57	5/22/2019
2,109	3.54	5/23/2019
6,900	3.55	5/24/2019
1,530	3.53	5/29/2019
7,200	3.58	5/30/2019
85	3.57	5/31/2019
8,515	3.55	6/3/2019
12,725	3.58	6/4/2019
80	3.68	6/7/2019
2,780	3.64	6/13/2019
8,241	3.63	6/17/2019
16,313	3.61	6/18/2019
14	3.60	6/24/2019

RICHARD E. FEARON, JR.

1	$3.50	5/3/2019

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EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock, no par value per share, of LSI Industries Inc.

6/24/2019 Date Accretive Capital Management, LLC By: /s/ Richard E. Fearon, Jr. Name: Richard E. Fearon, Jr. Title: Managing Member	6/24/2019 Date Accretive Capital Partners, LLC By Accretive Capital Management, LLC By: /s/ Richard E. Fearon, Jr. Name: Richard E. Fearon, Jr. Title: Managing Member

6/24/2019 Date Accretive Capital Asia, LLC By Accretive Capital Management, LLC By: /s/ Richard E. Fearon, Jr. Name: Richard E. Fearon, Jr. Title: Managing Member	6/24/2019 Date Richard E. Fearon, Jr. /s/ Richard E. Fearon, Jr.

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